Exhibit 99.3

PRESS RELEASE

Contacts:

Helen Kendrick, SunPower Corp.

hkendrick@SunPowercorp.com

+1-408-240-5585

Charles-Etienne Lebatard, Total

charles-etienne.lebatard@Total.com

+33-1-47-44-45-91

SunPower and Total Partner to Create

a New Global Leader in the Solar Industry

San Jose, Calif. / Paris, France, April 28th, 2011 – SunPower (Nasdaq: SPWRA, SPWRB) and Total (CAC: TOTF.PA) today announced that the two companies have entered into a broad strategic relationship to shape the future of the solar industry. Total Group will launch a friendly tender offer through a wholly owned subsidiary for up to 60 percent of SunPower’s outstanding Class A Common shares and 60 percent of SunPower’s outstanding Class B Common shares at a price of $23.25/share for each class. The offer price represents a 46 percent premium over the April 27th, 2011 closing price of SunPower’s Class A common stock and a 49 percent premium over the April 27th, 2011 closing price of SunPower’s Class B common stock, and values SunPower’s equity at $2.3 billion. In addition, Total will provide SunPower with up to $1 billion of credit support over the next five years. Following closing of the transaction, which has been approved by the boards of both companies, SunPower will continue to operate with its current management team.

“Total’s commitment and global presence will help accelerate our growth and solidify our position in the increasingly competitive solar sector,” said Tom Werner, SunPower’s CEO. “With Total’s $1 billion credit support agreement, solar research and development investments and the other resources available through its global network, we have taken the next step in positioning our business for continued growth and long-term success. Our relationship with Total will improve our capital structure enabling SunPower to accelerate our power plant and commercial development businesses, and expand our manufacturing capacity with lower cash requirements”.

“The world future energy balance will be the result of a long-term transition in which renewable energies will take their place alongside conventional resources,” said Philippe Boisseau, President, Total Gas and Power Division. “Over the past years, Total has built up sizeable renewable energy activities. Today, Total is executing on its strategy to become a major integrated player in solar energy. We evaluated multiple solar investments for more than two years and concluded that SunPower is the right partner based on its people, world-leading technology and cost roadmap, vertical integration strategy and downstream footprint.”

“Solar is becoming a material addition to the new generation portfolio around the world, with more than 40,000 MW of solar photovoltaic power installed globally,” continued Werner. “Total and SunPower will collaborate to ensure that solar becomes a platform for an efficient, competitive and sustainable energy future. Already, SunPower’s high-efficiency, high-reliability solar photovoltaic power plant costs are competitive with other new resources.”

“SunPower is preparing for rapid expansion through the next decade,” added Boisseau. “We look forward to supporting SunPower as a strategic partner with whom we expect to find many synergies with our solar activities as well as with Total Group overall, while maintaining their entrepreneurial culture of rapid innovation.”

Transaction Details

Under the terms of the tender offer agreement, SunPower shareholders will receive $23.25 per share in cash at closing for each share validly tendered in the tender offer, subject to pro-ration in the event that more than 60 percent of SunPower’s Class A and Class B shares are tendered. Total expects to begin its tender offer within 10 business days. Following the completion of the transaction, SunPower’s shares will continue to trade on Nasdaq under the symbols “SPWRA” and “SPWRB. The closing of the tender offer is conditioned on a minimum of 50% of the outstanding shares of each of the Class A and Class B common stock being tendered, clearance by U.S. and European Union antitrust authorities, and other customary closing conditions.

Under the credit support agreement, Total will offer to guarantee an amount up to $1 billion of SunPower’s repayment obligations with respect to letters of credit issued over the next five years in connection with SunPower’s global utility power plant and large commercial installation businesses. This credit support should allow SunPower to substantially reduce the total costs of its letters of credit and financing. SunPower’s affiliation with Total is expected to benefit SunPower, lowering its cost of capital and increasing its access to uncollateralized debt financing.

In addition, SunPower and Total have entered into an affiliation agreement under which Total will nominate a majority of directors to SunPower’s board of directors, which will be expanded to 11 members following the closing. This agreement also includes conditions on Total’s ability to purchase additional shares of SunPower. Specified transactions between Total and SunPower shall be approved in advance by SunPower’s independent board members.

SunPower and Total have also entered into a research and collaboration agreement under which the companies will focus on advancing photovoltaic technologies across multiple research and development projects.

SunPower intends to call a meeting of its stockholders within six months following closing to combine its Class A and Class B common stock into a single class of common stock with one vote per share.

This plan is subject to the company’s receipt of a tax opinion that such reclassification will be permitted on a tax free basis, and Total has agreed to vote its shares in favor of the reclassification.

SunPower will discuss this release and provide an update on its 2011 first quarter results, which will be released on May 12th, 2011, in a conference call on Thursday, April 28, 2011 at 2:00 p.m. Pacific Time. The call-in number is 517-623-4618, passcode SunPower. The call will be webcast and can be accessed from SunPower’s website at http://investors.SunPowercorp.com/events.cfm.

About SunPower

SunPower Corp. (Nasdaq: SPWRA, SPWRB) designs, manufactures and delivers the highest efficiency, highest reliability solar panels and systems available today. Residential, business, government and utility customers rely on the company’s quarter century of experience and guaranteed performance to provide maximum return on investment throughout the life of the solar system. Headquartered in San Jose, Calif., SunPower has offices in North America, Europe, Australia and Asia. For more information, visit www.SunPowercorp.com.

About Total

Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals.

As an energy producer and provider, Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group is notably investing and actively taking part in a number of renewable R&D projects, such as solar and biofuels.

Total has been active in solar energy since 1983. Through its joint venture affiliates Tenesol and Photovoltech, Total has built strong expertise all along the photovoltaic solar power chain to make this technology more reliable, efficient and competitive. Tenesol is a leading French solar panel manufacturer with an industrial footprint in Toulouse (France) and Cape Town (South Africa). Total is also a large minority shareholder in US technology companies like Konarka, which develops products based on organic solar technologies, and AE Polysilicon, which specializes in a new solar polysilicon production technology. For more information, visit www.Total.com.

Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this announcement has not commenced and will only be made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). At the time the tender offer is commenced, Total and a subsidiary of Total (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and SunPower will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower intend to mail these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total, Purchaser or SunPower with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower 77 Rio Robles, San Jose, CA 95134 or at http://investors.sunpowercorp.com/.

SunPower Forward-Looking Statements

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this press release include the quotes from executives of both companies and statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower´s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document.

Total Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the tender offer and related transactions and the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the proposed transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction, and the competitive environment in the solar industry and competitive responses to the transaction. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission.

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